June 25, 2007
Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Lodgian, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 15, 2007 File No. 001-14537
Dear Mr. Woody:
On behalf of Lodgian, Inc. (the “Company”), I am writing in response to a comment of the Staff with respect to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2006, as set forth in the Commission’s letter dated June 13, 2007. The headings and numbered paragraph below correspond to the headings and numbered paragraph of the Commission’s letter. We respond to the specific comment of the Staff as follows:
Form 10-K for fiscal year ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation
EBITDA, page 52
1.	We have reviewed your response to prior comment 1. In addition to your proposed revisions, please tell us how you considered the guidance in FAQ questions 15 and 8 as it specifically relates to your justification for eliminating recurring items from a non-GAAP performance measure. In addition, we noted that your proposed revised disclosure states that management believes that EBITDA “provides an important perspective on the underlying operating performance of the business by eliminating

June 25, 2007

the impact of non-cash charges,” which indicates that you may use this measure as an indicator of liquidity. Please advise.

Response: After discussions with the Staff to gain clarification regarding this comment, the Company has made the decision to remove the EBITDA disclosure from future Form 10-Q and 10-K filings.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact me.
Very truly yours,
Lodgian, Inc.

By:	/s/ James A. MacLennan
James A. MacLennan
Executive Vice President and Chief Financial Officer